SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No.3)*


                                Blockbuster Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    93679108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [X] Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP No. 93679108                                            Page 2 of 11 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Viacom International Inc.
     I.R.S. Identification No. 04-2980402
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  [_]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          145,621,100(1)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            145,621,100(1)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     145,621,100(1)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     80.5%(1)(2)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

--------------------------------------------------------------------------------


(1) Includes 144,000,000 Class B Shares (as defined in Item 4) beneficially owned by the Reporting Persons.

(2) Class B Shares carry five votes per share, which effectively gives the Reporting Persons approximately 95% of the voting power.

CUSIP No. 93679108                                            Page 3 of 11 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Viacom Inc.
     I.R.S. Identification No. 04-2949533
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  [_]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          147,452,842(1)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            147,452,842(1)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     147,452,842(1)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     81.5%(1)(2)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

--------------------------------------------------------------------------------


(1) Includes 144,000,000 Class B Shares (as defined in Item 4) beneficially owned by the Reporting Persons.

(2) Class B Shares carry five votes per share, which effectively gives the Reporting Persons approximately 95% of the voting power.

CUSIP No. 93679108                                            Page 4 of 11 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     NAIRI, Inc.
     I.R.S. Identification No. 04-3446887
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  [_]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          147,452,842(1)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            147,452,842(1)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     147,452,842(1)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     81.5%(1)(2)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

--------------------------------------------------------------------------------


(1) Includes 144,000,000 Class B Shares (as defined in Item 4) beneficially owned by the Reporting Persons.

(2) Class B Shares carry five votes per share, which effectively gives the Reporting Persons approximately 95% of the voting power.

CUSIP No. 93679108                                            Page 5 of 11 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     National Amusements, Inc.
     I.R.S. Identification No. 04-2261332
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  [_]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          147,452,842(1)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            147,452,842(1)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     147,452,842(1)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     81.5%(1)(2)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

--------------------------------------------------------------------------------


(1) Includes 144,000,000 Class B Shares (as defined in Item 4) beneficially owned by the Reporting Persons.

(2) Class B Shares carry five votes per share, which effectively gives the Reporting Persons approximately 95% of the voting power.

CUSIP No. 93679108                                            Page 6 of 11 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     SUMNER M. REDSTONE

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  [_]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          147,452,842(1)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            147,452,842(1)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     147,452,842(1)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     81.5%(1)(2)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------


(1) Includes 144,000,000 Class B Shares (as defined in Item 4) beneficially owned by the Reporting Persons.

(2) Class B Shares carry five votes per share, which effectively gives the Reporting Persons approximately 95% of the voting power.

                                                              Page 7 of 11 Pages


Item 1(a). Name of Issuer:

           Blockbuster Inc. (the "Issuer" or "Blockbuster").

           ---------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

           1201 Elm Street
           Dallas, Texas 75270

           ---------------------------------------------------------------------

Item 2(a). Name of Person Filing:

           This Statement is filed on behalf of Viacom International Inc., ("VII"), Viacom Inc.("VI" or "Viacom"), NAIRI, Inc.("NAIRI"), National Amusements, Inc. ("NAI"), and Mr. Sumner M. Redstone, (collectively, the "Reporting Persons"). All of VII's voting stock is owned by VI; approximately 70% of VI's voting stock is owned by NAIRI, which in turn is owned 100% by NAI; Mr. Sumner M. Redstone is the controlling shareholder, Chairman and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman and Chief Executive Officer of VI.

           ---------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence:

           VII's address is 1515 Broadway, New York, New York 10036
           VI's address is 1515 Broadway, New York, New York 10036
           NAIRI's address is 200 Elm Street, Dedham, MA 02026
           NAI's address is 200 Elm Street, Dedham, MA 02026
           Mr. Redstone's address is c/o 1515 Broadway, New York, New York 10036

           ---------------------------------------------------------------------

Item 2(c). Citizenship:

           VII is a Delaware corporation.
           VI is a Delaware corporation.
           NAIRI is a Delaware corporation.
           NAI is a Maryland corporation.
           Mr. Redstone is a citizen of the United States.

           ---------------------------------------------------------------------

Item 2(d). Title of Class of Securities:

           The Issuer's Class A common stock, par value $.01 per share (the "Class A Shares").

           ---------------------------------------------------------------------

Item 2(e). CUSIP Number:

           93679108

           ---------------------------------------------------------------------

                                                              Page 8 of 11 Pages


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

           Not applicable.

           ---------------------------------------------------------------------

Item 4.    Ownership.

           The beneficial ownership of Class A Shares reported in this statement is pursuant to the Reporting Persons' (defined in Item 2 above) ownership of (i) the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Shares"), which are convertible into Class A Shares on a one-for-one basis under certain circumstances, and (ii) Class A Shares (the Class A Shares together with the Class B Shares, the "Common Shares"). The Class A Shares carry one vote per share and the Class B Shares carry five votes per share.

           As of December 31, 2003, VII beneficially owned one hundred forty-five million six hundred twenty-one thousand one hundred (145,621,100) Class A Shares, comprised of (i) one million six hundred twenty-one thousand one hundred (1,621,100) Class A Shares, and (ii) one hundred forty-four million (144,000,000) Class B Shares convertible into Class A Shares on a one-for-one basis; representing approximately 80.5% of the Issuer's issued and outstanding Common Shares and approximately 95% of the voting power (based upon 180,843,259 Common Shares that were reported by the Issuer to be issued and outstanding as of October 31, 2003, and assuming conversion in full of the Class B Shares into Class A Shares).

           As of December 31, 2003, each of VI, NAIRI, NAI and Mr. Sumner M. Redstone beneficially owned one hundred forty-seven million four hundred fifty-two thousand eight hundred and forty-two (147,452,842) Class A Shares, comprised of (i) three million, four hundred four hundred fifty-two thousand eight hundred and forty-two (3,452,842) Class A Shares, and (ii) one hundred forty-four million (144,000,000) Class B Shares convertible into Class A Shares on a one-for-one basis; representing approximately 81.5% of the Issuer's issued and outstanding Common Shares and approximately 95% of the voting power
(based upon 180,843,259 Common Shares that were reported by the Issuer to be issued and outstanding as of October 31, 2003, and assuming conversion in full of the Class B Shares into Class A Shares).

           Due to the relationship  among the Reporting Persons as described in
Item 2(a) hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power (i) to vote or direct the vote and
(ii) to dispose or to direct the disposition of the Issuer's Common Shares covered by this Statement to the extent of their beneficial ownership as indicated in this Item 4 above.

           ---------------------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

          ----------------------------------------------------------------------

                                                              Page 9 of 11 Pages


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          See Items 2(a) and 4 hereof.

          ----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

          ----------------------------------------------------------------------


Item 8.   Identification  and  Classification  of Members of the Group.

          Not Applicable.

          ----------------------------------------------------------------------


Item 9.   Notice of Dissolution of Group.

          Not Applicable.

          ----------------------------------------------------------------------


Item 10.  Certifications.

          Not Applicable.

          ----------------------------------------------------------------------

                                                             Page 10 of 11 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1) we agree that this statement is filed on behalf of each of us.

Date: February 5, 2004

                                  VIACOM INTERNATIONAL INC.

                                  By: /s/ Michael D. Fricklas
                                      ------------------------------------------
                                      Michael D. Fricklas
                                      Executive Vice President, General Counsel
                                      and Secretary

                                   VIACOM INC.

                                  By: /s/ Michael D. Fricklas
                                      ------------------------------------------
                                      Michael D. Fricklas
                                      Executive Vice President, General Counsel
                                      and Secretary

                                   NAIRI, INC.

                                  By: /s/ Sumner M. Redstone
                                      ------------------------------------------
                                      Sumner M. Redstone
                                      Chairman and President

                            NATIONAL AMUSEMENTS, INC.

                                  By: /s/ Sumner M. Redstone
                                      ------------------------------------------
                                      Sumner M. Redstone
                                      Chairman and Chief Executive Officer

                                  By: /s/ Sumner M. Redstone
                                      ------------------------------------------
                                      Sumner M. Redstone
                                      Individually

Exhibit to Amendment No. 3                                   Page 11 of 11 Pages
to Schedule 13G

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13G, dated April 8, 2002 (the "Schedule 13G"), with respect to the Class A Common Stock, par value $0.01 per share, of Blockbuster Inc., is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 8th day of April, 2002.
                                  VIACOM INTERNATIONAL INC.

                                  By: /s/ Michael D. Fricklas
                                      ------------------------------------------
                                      Michael D. Fricklas
                                      Executive Vice President, General Counsel
                                      and Secretary

                                  VIACOM INC.

                                  By: /s/ Michael D. Fricklas
                                      ------------------------------------------
                                      Michael D. Fricklas
                                      Executive Vice President, General Counsel
                                      and Secretary

                                  NAIRI, INC.

                                  By: /s/ Sumner M. Redstone
                                      ------------------------------------------
                                      Sumner M. Redstone
                                      Chairman and President

                                  NATIONAL AMUSEMENTS, INC.

                                  By: /s/ Sumner M. Redstone
                                      ------------------------------------------
                                      Sumner M. Redstone
                                      Chairman and Chief Executive Officer

                                  /s/ Sumner M. Redstone
                                  ----------------------------------------------
                                  Sumner M. Redstone
                                  Individually